Exhibit 99.1

Fourth Quarter 2009 Webcast

February 12, 2010



Alcon®

Safe Harbor Statement

This presentation, made on February 12, 2010, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Alcon®

Business Overview

Kevin Buehler
President and Chief Executive Officer

Alcon®

Strong Performance in Challenging Environment

- Sustained solid financial performance
  - Q4 2009 Organic sales growth of 8.5% (+14.5% reported)
  - Q4 2009 Adjusted EPS growth of 14.2% (+7.1% reported)
- Reinforcing and building leading market share positions across all three product areas
- Continued signs of market recovery
  - U.S. Pharmaceutical prescription volumes improving
  - Cataract procedures growing

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Signs of Broad U.S. Pharmaceutical Recovery


U.S. Ophthalmology + Otic Rx Change vs. Prior Year
7%
4%
1%
-2%
-5%
Full-year Growth Rates: 2009: +2.5%
2008: -1.4%
2007: +2.2%
2006: +3.7%
+4.2%
2008/JAN
2008/MAR
2008/MAY
2008/JUL
2008/SEP
2008/NOV
2009/JAN
2009/MAR
2009/MAY
2009/JUL
2009/SEP
2009/NOV
6 mo. Rolling Growth Rate

Source: WK Health

Alcon

Rising U.S. Cataract Procedure Volumes


AcrySof® IOL U.S. Unit Growth
12%
8%
4%
0%
-4%
8.5%
2.1%
-2.2%
5.2%
6.4%
10.4%
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009

Source: Company Data

Growth rates as compared to same period in prior year

Alcon®

Achieving Strong Organic Growth

Global Organic Growth by Quarter



10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.8%
3.3%
9.0%
8.5%
Q1 2009
Q2 2009
Q3 2009
Q4 2009

	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Reported Growth	-2.8%	-3.4%	+5.9%	+14.5%

Growth rates as compared to same period in prior year

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Balanced Global Growth


Full Year Global Sales by Product Line
$4,000
$3,000
$2,000
$1,000
$0
(dollars in millions)
+4.5% Reported
+7.6% Organic Growth
+4.0% Reported
+7.1% Organic Growth
-3.2% Reported
0.0% Organic Growth
$2,561
$2,677
$2,881
$2,997
$852
$825
Pharmaceuticals
Surgical
Consumer
2008
2009

Alcon®

Growth rates as compared to same period in prior year

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Balanced Global Growth

2009 Sales by Geography



$1,163
Reported: + 1.0%
Constant Currency: + 11.2%
Emerging Markets 17.9%
U.S. 44.8%
$2,914
Reported: 3.8%
Developed International 37.3%
$2,422
Reported: + 3.7%
Constant Currency: + 6.9%
(dollars in millions)

Alcon

Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Commercial Execution Driving Market Share Gains

RX Growth	Global November YTD		U.S. December YTD	
	Brand	Market	Brand	Market
TRAVATAN® Family	22.1%	7.4%	22.1%	5.2%
Azopt® + Azarga®	15.0%	8.6%	10.9%	10.9%
Vigamox® *	8.9%	3.7%	-1.4%	-1.6%
NEVANAC®	78.6%	8.7%	11.0%	8.3%
Patanol® + Pataday™	20.5%	7.3%	-1.5%	-2.1%
CIPRODEX® *	3.9%	1.7%	2.2%	-1.5%

Source: Global-IMS U.S.-WK Health

* Moxifloxacin, the active ingredient in **Vigamox®**, is licensed to Alcon by Bayer Schering Pharma. **CIPRODEX®** is a registered trademark of Bayer AG and licensed to Alcon by Bayer Schering Pharma.

** Top 30 countries

Alcon®

Multiple Sources of Global Glaucoma Growth



Global Glaucoma Market Share by Product
16.0%
12.0%
8.0%
4.0%
0.0%
9.7%
15.5%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
*4QTD
AZOPT®
AZARGA®
TRAVATAN®
TRAVATAN Z®
DUOTRAV®

Source: IMS (top 31 countries)
*4QTD 09: Oct and Nov

AcrySof® IQ ReSTOR® +3.0 Driving PC-IOL Gains

U.S. PC-IOL Market Share
as of Q4 2008


45.0%
9.5%
45.5%
B&L
AMO
Alcon

U.S. PC-IOL Market Share
as of Q4 2009


57.5%
29.3%
13.2%
B&L
AMO
Alcon

Source: Market Scope

Source: Market Scope

Alcon®

Strong Advanced Technology IOLs Growth


Advanced Technology IOL Global Sales
Launch of AcrySof® IQ ReSTOR® and IQ Toric reinvigorating advanced technology IOL sales growth
$100
$75
$50
$25
$0
(dollars in millions)
0.8%
30.1%
34.2%
50.0%
Q1
Q2
Q3
Q4
ReSTOR® IQ +3.0 & Toric IQ Launch
2008
2009

Source: Company Data

Growth rates as compared to same period in prior year

LAUREATE® Driving Emerging Market Growth

Emerging Market Organic Growth


25%
20%
15%
10%
5%
0%
14.1%
8.1%
11.3%
11.5%
11.2%
Q1 2009
Q2 2009
Q3 2009
Q4 2009
FY 2009

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	FY 2009
Reported Growth	-5.0%	-8.2%	-0.7%	19.3%	1.0%

LAUREATE® Unit Sales in Emerging Markets


95% increase in LAUREATE® World Phaco System unit sales
500
400
300
200
100
0
13
207
403
2007
2008
2009

Source: Company data

Alcon®

Growth rates as compared to same period in prior year

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Investing in Near Term Growth Opportunities

- Acquisition of Optonol, Ltd.
  - Ex-PRESS™ Mini Glaucoma Shunt
    - Approved and marketed in the United States, Europe, Canada, Australia and several other countries
  - Provides immediate entry into surgical glaucoma market





- Transaction with Sirion Therapeutics, Inc.
  - U.S. rights to two FDA-approved products
    - Durezol™ and ZIRGAN™
  - Global rights (excluding Latin America) to pipeline product, Zyclorin™, targeted for dry eye

Entering a New Era of R&D Pipeline Development

- Transforming research and development process
- Focus on critical unmet medical needs
  - Glaucoma, retinal disease, dry eye and cataract
- Greater access to compounds and technology

AstraZeneca	Extensive library of small molecules
ESBATech	Platform for ongoing biologics development
PhiloGene	Compound targeted for wet AMD/DME
Potentia	Compound targeted for AMD/retina

Alcon®

Positioned for Balanced and Sustainable Growth

- Strategically focused on important medical specialty
  - Eye care as a faster-growing health care specialty sector
  - Importance of vision for quality of life
- Alcon as unrivaled global leader in eye care
  - Ability to leverage current operations
  - Durability of leadership
- Long-term growth opportunity
  - Attractive market fundamentals
  - Significant unmet medical needs in ophthalmology
  - Emerging markets

Solid Sales Growth and Profitability

5-Year CAGR	Sales	Operating Profit	Net Earnings
	+10.7%	+14.8%	+18.1%



$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
(in millions)
2005
2006
2007
2008
2009
$6,499
$2,261
$2,007
Sales
Operating Profit
Net Earnings

Figures as reported

Alcon: A Compelling Opportunity

- Clear leader in eye care with a long record of success
- Unrivaled product breadth and geographic diversity
- Unique blend of focus, experience and breadth built over 65 years
- Eye care one of the fastest growing medical specialties
- Long-term growth opportunities
  - Aging population
  - Significant unmet needs
  - Emerging markets

Financial Review

Rick Croarkin

Senior Vice President, Finance and Chief Financial Officer

Sales

Q4

(dollars in millions)

+14.5% Reported

+8.5% Organic Growth



$1,800
$1,650
$1,500
$1,350
$1,200
$1,498
$1,715
Q4 2008
Q4 2009

Full Year

(dollars in millions)

+3.3% Reported

+6.3% Organic Growth



$6,600
$6,400
$6,200
$6,000
$6,294
$6,499
FY 2008
FY 2009

Alcon®

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Gross Profit



Q4
(dollars in millions)
+6.9%
$1,400
$1,300
$1,200
$1,100
$1,000
$1,187
$1,269
Q4 2008
Q4 2009



Full Year
(dollars in millions)
+1.3%
$5,000
$4,800
$4,600
$4,400
$4,822
$4,885
FY 2008
FY 2009

	Q4 2008	Q4 2009		FY 2008	FY 2009
% of Sales	79.2%	74.0%	% of Sales	76.6%	75.2%

Alcon®

Operating Income

Q4

(dollars in millions)



$700
$600
$500
$400
$300
-6.3%
$573
$537
Q4 2008
Q4 2009

Full Year

(dollars in millions)



$2,400
$2,300
$2,200
$2,100
$2,000
+2.2%
$2,213
$2,261
FY 2008
FY 2009

	Q4 2008	Q4 2009		FY 2008	FY 2009
% of Sales	38.3%	31.3%	% of Sales	35.2%	34.8%

Alcon®

Net Earnings

Q4 Reported

(dollars in millions, except EPS)



$600
$500
$400
$300
$200
+8.0%
EPS $1.41
$424
EPS $1.51
$458
Q4 2008
Q4 2009

	Q4 2008	Q4 2009
% of Sales	28.3%	26.7%

Q4 Adjusted

(dollars in millions, except EPS)



$600
$500
$400
$300
$200
+15.1%
EPS $1.41
$424
EPS $1.61
$488
Q4 2008
Q4 2009

	Q4 2008	Q4 2009
% of Sales	28.3%	28.5%

Alcon

Adjusted diluted EPS and net earnings measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Net Earnings

Full Year Reported

(dollars in millions, except EPS)



$2,300
$2,000
$1,700
$1,400
-2.0%
EPS $6.79
EPS $6.66
$2,047
$2,007
FY 2008
FY 2009

Full Year Adjusted

(dollars in millions, except EPS)



$2,300
$2,000
$1,700
$1,400
+13.3%
EPS $6.00
EPS $6.81
$1,811
$2,051
FY 2008
FY 2009

	Reported FY 2008	Reported FY 2009		Adjusted FY 2008	Adjusted FY 2009
% of Sales	32.5%	30.9%	% of Sales	28.8%	31.6%

Alcon®

Adjusted diluted EPS and net earnings measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Attractive Dividend Payout



Dividend Historical Payout vs. 2010 Proposal
(dollars in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
$107
$169
$302
$417
$613
$750
$1,048*
$1,105
Proposed 2010 Dividend
2003
2004
2005
2006
2007
2008
2009
2010

* 2009 dividend includes the impact related to the $236 million tax benefit in 2008.

2010 Dividend proposal will be put to a shareholder vote on May 20, 2010. Dividend declared in Swiss francs.

Alcon®

2010 Full Year Financial Guidance

- Organic growth in the mid-to-high single digits
- Diluted earnings per share:

U.S. GAAP EPS guidance	$7.30 - $7.55

- *Excludes potential impacts of:*
  - *U.S. health care reform*
  - *Change-in-control and Novartis merger proposal*
- *Lower interest rates reduce other income in 2010*
- *Assumes retroactive renewal of R&E tax credit in 2H10*

Alcon

Fourth Quarter 2009 Webcast

February 12, 2010



Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(USD in millions)

	2009	2008	Change		Foreign Currency Change	Organic Change	
Global Sales:							
First Quarter	$ 1,493	1,536	(2.8)	%	(7.6)	4.8	%
Second Quarter	1,677	1,736	(3.4)		(6.7)	3.3	
Third Quarter	1,614	1,524	5.9		(3.1)	9.0	
Fourth Quarter	1,715	$ 1,498	14.5		6.0	8.5	
Total Global Sales	**$ 6,499**	**$ 6,294**	**3.3**		**(3.0)**	**6.3**	

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(USD in millions)

	2009	2008	Change		Foreign Currency Change	Organic Change	
Emerging Market Sales:							
First Quarter	$ 263	277	(5.0)	%	(19.1)	14.1	%
Second Quarter	281	306	(8.2)		(16.3)	8.1	
Third Quarter	297	299	(0.7)		(12.0)	11.3	
Fourth Quarter	322	270	19.3		7.8	11.5	
Total Emerging Market Sales	**$ 1,163**	**$ 1,152**	**1.0**		**(10.2)**	**11.2**	

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	Change	Foreign Currency Change	Organic Change
Sales by Geography:					
United States	$ 2,914	2,807	3.8 %	--	3.8 %
Developed International	1,163	1,152	1.0	(10.2)	11.2
Emerging Markets	2,422	2,335	3.7	(3.2)	6.9
Total Global Sales	**$ 6,499**	**$ 6,294**	**3.3**	**(3.0)**	**6.3**
Sales by Product Line:					
Pharmaceutical	2,677	2,561	4.5 %	(3.1)	7.6 %
Surgical	2,997	2,881	4.0	(3.1)	7.1
Consumer Eye Care	825	852	(3.2)	(3.2)	--
Total Global Sales	**$ 6,499**	**$ 6,294**	**3.3**	**(3.0)**	**6.3**

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(USD in millions)

	Change		Foreign Currency Change	Organic Change	
Glaucoma Sales	17.4	%	(3.3)	20.7	%
Advanced Technology IOLs	29.3		(3.1)	32.4	

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except share data)

Net Earnings

	Q4 2009	Q4 2008	Q4 Growth %	Full Year 2009	Full Year 2008	2009 Growth %
As Reported	$ 458	$ 424	8.0%	$ 2,007	$ 2,047	(2.0)%
2009 Tax Adjustment	$ 30	--	--	$ 30	--	--
2009 Reduction in Force	--	--	--	$ 14	--	--
2008 Tax Adjustment	--	--	--	--	$ (236)	--
As Adjusted	**$ 488**	**$ 424**	**15.1%**	**$ 2,051**	**$ 1,811**	**13.3%**

Diluted EPS

	Q4 2009	Q4 2008	Q4 Growth %	Full Year 2009	Full Year 2008	2009 Growth %
As Reported	$ 1.51	$ 1.41	7.1%	$ 6.66	$ 6.79	(1.9)%
2009 Tax Adjustment	$ 0.10	--	--	$ 0.10	--	--
2009 Reduction in Force	--	--	--	$ 0.05	--	--
2008 Tax Adjustment	--	--	--	--	$ (0.79)	--
As Adjusted	**$ 1.61**	**$ 1.41**	**14.2%**	**$ 6.81**	**$ 6.00**	**13.5%**

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Q4 2009	Q4 2008	Full Year 2009	Full Year 2008
Global Sales	$ 1,715	$ 1,498	$ 6,499	$ 6,294
Net Earnings As Reported	$ 458	$ 424	$ 2,007	$ 2,047
% of Sales	**26.7 %**	**28.3 %**	**30.9 %**	**32.5 %**
Net Earnings As Adjusted	$ 488	$ 424	$ 2,051	$ 1,811
% of Sales	**28.5 %**	**28.3 %**	**31.6 %**	**28.8 %**

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®